Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

This announcement is made by China Southern Airlines Company Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The board of directors (the “Board”) of the Company wishes to inform its shareholders and potential investors that the Company was informed by its controlling shareholder, China Southern Air Holding Limited Company (“CSAH”), on 6 December 2018 that in order to implement the relevant requirements of the Central Committee of the Communist Party of China and the State Council on deepening the reform of state-owned enterprises, CSAH intends to carry out equity diversification reform. CSAH is the controlling shareholder of the Company and directly and indirectly holds 50.54% of the total issued shares of the Company.

As at the date of this announcement, CSAH’s equity diversification reform is still at the planning stage. The relevant implementation plan and approval work have not been completed and these matters are still subject to uncertainty. The Company will closely monitor the progress of the above matters and fulfil its information disclosure obligations in a timely manner in strict compliance with the relevant laws and regulations and the requirements under the regulatory documents.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the shares of the Company.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

6 December 2018

As at the date of this announcement, the Directors include Wang Chang Shun and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.